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AMENDMENT

This Amendment is an amendment to the Multi-Broker Supplement to the Custody Agreement Hong Kong - China Connect Service dated January 31, 2017 relating to each separate Portfolio listed on Annex A thereto and The Bank of New York Mellon (the "Supplement").

The date of this Amendment is as of October 16, 2019.

Intending to be legally bound, and acknowledging sufficient consideration with respect to this Amendment, the parties to this Amendment hereby agree as follows:

1.The second sentence of paragraph (c) of the Supplement is hereby amended and restated as follows:

Client shall be responsible for all trade instructions issued to its broker engaged for trades in China Connect Securities and is responsible for engaging its own broker or brokers (Broker; which term will include HSBC Broker and any Designated Connect Broker unless otherwise specified) for Connect.

2.The fourth sentence of paragraph (c) of the Supplement is hereby amended and restated as follows:

Where Client engages any of Hong Kong and Shanghai Banking Corporation Limited and its broker affiliate company, HSBC Securities Brokers (Asia) Limited (HSBC Broker) or such other brokers as it may from time to time include in its SPSA "Plus" service (any such other broker being a Designated Connect Broker), the special terms outlined in paragraph (e)(ii) below will apply.

3.The first paragraph of paragraph (e) of the Supplement is hereby re-designated as paragraph (e)(i).

4.The second paragraph of paragraph (e) of the Supplement is hereby amended and restated as follows:

(ii)Where however HSBC Broker or a Designated Connect Broker is the executing Broker for Client on a sale trade, the settlement mentioned above is always on the basis that the trade will be on a delivery versus payment basis on trade date subject to Client meeting its requirements under paragraph (c) above and BNYM thereby issuing settlement instructions (i.e., this is synthetic delivery versus payment). The third paragraph of paragraph (e) of the Supplement is hereby re- designated as paragraph (e)(iii).

5.Paragraph (g) of the Supplement is hereby amended and restated as follows:

(g)Trades can fail in certain circumstances (including if Client fails to adhere to the terms of this Letter and including if instructions to BNYM are not forthcoming or are late). Where there is a failure of delivery of China Connect Securities from the relevant SPSA account/China Connect Account to the executing Broker, a buy-in procedure may be commenced under provisions of the General Rules of CCASS against that executing Broker. The executing

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Broker will be permitted to submit an explanation to HKSCC within a short duration at the end of that trading day to explain the shortfall due from a failed delivery from an SPSA account/China Connect Account. If HKSCC accepts the explanation, the "Securities on-hold" provisions for delivery (and withholding from selling arrangement) will not apply to all China Connect Securities of that same security/share or ISIN in the relevant SPSA account/China Connect Account and pending deliveries will be processed for settlement with the failed trade being subject to buy-in procedure. HKSCC may grant a buy-in exemption in respect of a failed delivery from an SPSA account/China Connect Account but this will be subject to evidencing that there are sufficient securities available to cover the shortfall. If the conditions are met, the buy-in will be waived; however, in the absence of waiver a buy-in will be enforced the next trading day. Client may be made responsible for the costs/penalty resulting from any default by the executing Broker where buy-in is utilised. Where there is a failure on a purchase, the Broker may settle in the market and hold shares on its participant account, but cash will not be debited from the applicable Cash Account; the Broker may claim its cost of funding and expenses from Client. Client acknowledges and agrees it understands and accepts the matters set out in this paragraph (g) (together with paragraph (e) above).

6.Annex A of the Supplement is hereby amended and restated as set forth in Annex A to this Amendment.

Agreed:

Each Separate Legal Entity Listed on Annex A Hereto

By:	/s/ Todd Modic____________________
Name:	Todd Modic
Title:	Senior Vice President
The Bank of New York Mellon
By:	/s/ Michael Rothemeyer_____________
Name:	Michael Rothemeyer
Title:	Vice President

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ANNEX A

This Annex A, amended and restated effective as of October 16, 2019, is the Annex A to that certain Multi- Broker Supplement to the Custody Agreement Hong Kong - China Connect Service dated as of January 31, 2017 by and between each of the Portfolios listed on this Annex A and The Bank of New York Mellon.

PORTFOLIO	CUSTODY ACCOUNT	SLEEVE (if applicable)
	NUMBER

Voya Asia Pacific High	405906	405907
Dividend Equity Income Fund
Voya Emerging Markets High	405899	405901
Dividend Equity Fund
Voya Emerging Markets Index	472592	N/A
Portfolio
Voya Infrastructure, Industrials	471153	471149
and Materials Fund
Voya Multi-Manager Emerging	472158	472392
Markets Equity Fund
Voya Multi-Manager	472499	472492
International Equity Fund		941468
Voya Multi-Manager	464301	464216
International Small Cap Fund		471162
VY® Invesco Oppenheimer	464508	N/A
Global Portfolio
VY® JPMorgan Emerging	58096	N/A
Markets Equity Portfolio
VY® T. Rowe Price	464576	N/A
International Stock Portfolio

Note: (1) each entity listed in the Portfolio column is a Client, although with respect to each sleeve listed in the Sleeve column, for purposes of the account structure set forth in paragraph (a) that structure is established with respect to a particular sleeve commensurate with the account structure established under the CA with respect to such sleeve (and the terms China Connect Account and Cash Account have the meanings that correspond to that account structure established under the CA), (2) the provisions of paragraph (q) (including with respect to an HSBC Termination) are intended to apply on a sleeve-by- sleeve basis and (3) a sleeve may be considered to be the investor in China Connect Securities.